Exhibit 15.1

Fig Publishing, Inc.

Developer Questionnaire

This questionnaire is intended to assist Licensee with preparing offering materials for Licensee’s potential investors. Certain information provided may be publicly disclosed. If you have a confidentiality concern as to any of the information you provide, please note it in the margin of the questionnaire or otherwise bring it to our attention, so that we may discuss it with you.

Please complete and sign one copy of this questionnaire and return it to Jonathan Chan at Fig Publishing, Inc., 715 Bryant Street, Suite 202, San Francisco, CA 94107 or jonathan@fig.co as soon as possible. Please contact Jonathan if you have any questions regarding how to respond to any portion of this questionnaire. Feel free to provide any of the below information on separate pages. Thank you!

1.	Corporate Information

1.	What is Developer’s legal name?

2.	When and in what jurisdiction was Developer formed or incorporated?

3.	What is the address of Developer’s principal office? If Developer has other offices, please note the addresses of those offices.

4.	How many full-time employees does Developer have?

5.	Does Developer expect that more than half the development work, in terms of time spent, on the Licensed Game will be performed by people that are not full time employees of Developer? If so, please describe Developer’s plans to use independent contractors or partners generally. If you know the identity of the independent contractors or partners you expect to use in development of the Licensed Game, please list them below and describe generally what you expect their contribution to the development of the Licensed Game will be.

6.	Please list Developer’s chief executive officer and any other officers or employees of Developer that Developer expects to be key participants in Developer’s development of the Licensed Game.

7.	Does Developer have a full-time employee responsible for managing Developer’s finances? If not, please identify who handles this function for Developer.

8.	To Developer’s knowledge, within the past 10 years, has Developer or any executive officer, director or other employee performing a similar function for Developer:

a.	been charged with, convicted of, or otherwise penalized for or subject to an order relating to, violating any securities law, rule or regulation?

b.	been named as a party to or in any bankruptcy petition or civil litigation?

c.	been convicted of or pleaded nolo contendere in a criminal matter or proceeding, or been the subject of a now-pending criminal proceeding (excluding traffic violations and other minor traffic offenses)?

If so, in each case, please provide a detailed description of the matter.

2.	Game Development Experience (Last 3 Years)

1.	Please complete the table below for each video game developed by Developer that has been released during the previous 36 months.

Date of Release	Title	Primary Publisher	Primary Platform(s)

2.	Of the games listed above, which (if any) were developed using proceeds from so-called “crowdfunding”?

3.	Generally describe the size and capabilities of the team of individuals Developer expects to develop the Licensed Game. What other games developed by Developer have members of this development team worked on? Generally, how does the scope and type of Developer’s prior development efforts compare with those Developer expects in connection with developing the Developed Game?

4.	Please estimate the approximate number of games Developer typically has under development at any given time. If Developer expects this estimate to increase significantly before development of the Licensed Game is complete, please generally describe the reason for that expectation.

5.	Please generally describe the principal risks Developer is aware of that may prevent Developer from developing the Licensed Game on time and on budget. An exhaustive, extensive or detailed discussion of such risks is not required.

6.	Please provide a copy of Developer’s most recent financial statements, or if Developer does not provide such financial statements, please generally describe Developer’s financial condition using statements, numbers or other information.

7.	Does Developer have any credit facilities with material borrowing capacity? If so, what is the approximate aggregate borrowing capacity of Developer under such facilities? And, if so, please describe whether and how Developer expects funds borrowed under such facilities may be used to develop the Licensed Game.

3.	Historical Sales Performance (Last 3 Years)

1.	Please provide information about the historical sales performance of each video game developed by Developer that has been released during the previous 36 months.

2.	Please provide information about the profitability and return on investment for each video game developed by Developer that has been released during the previous 36 months.

3.	Have any of Developer’s video game development projects been canceled or terminated after significant time and expense were devoted to development but prior to completion or publication of the game? If so, please describe the principal reasons for each such cancellation or termination.

4.	Have any video games developed by Developer and released during the previous 36 months experienced material unanticipated costs? If so, please discuss the principal examples and your understanding of the reasons Developer failed to anticipate such costs.

4.	IP Ownership

1.	Does Developer expect to own all material intellectual property rights associated with the Licensed Game? If not, who else other than Developer is expected to own an interest in any such rights? Please list any game engines and middleware Developer expects to license for the development of the Licensed Game.

2.	Is Developer aware that any material intellectual property rights associated with the Licensed Game have been licensed elsewhere or for another game?

3.	Does Developer expect any restrictions on Developer’s use of material intellectual property rights associated with the Licensed Game other than pursuant to the License Agreement and the other agreements discussed or anticipated therein?

5.	The Licensed Game

1.	Please provide the Resource Schedule (as proposed to be defined in the License Agreement) Developer proposes to submit to Licensee in connection with entering into the License Agreement.

2.	Please list the platforms on which Developer expects the Licensed Game to be distributed and played.

3.	Please list each source of funding (other than pursuant to the License Agreement) Developer expects to receive to fund development of the Licensed Game and the amount of funding expected:

Source	Amount
Fig Advance:	$[____]
[Other Source]:	$[____]
[Other Source]:	$[____]

4.	Please list other co-publishers Developer expects will publish or distribute the Licensed Game.